UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                         COPPER MOUNTAIN NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    217510205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                      Attn: Compliance Department 120 West
                               Forty-Fifth Street
                         Floor 39, Tower 45 New York, NY
                                      10036
                                  212-478-0000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 1, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------  ----------------------------------------
CUSIP No. 217510205                                Page 1 of 8
--------------------------------------  ----------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw Laminar Portfolios, L.L.C.
            FEIN 01-0577802
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
 ----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------  ----------------------------------------
CUSIP No. 217510205                                Page 2 of 8
--------------------------------------  ----------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw & Co., L.P.
            FEIN 13-3695715
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
 ----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IA, PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------  ----------------------------------------
CUSIP No. 217510205                                Page 3 of 8
--------------------------------------  ----------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw & Co., L.L.C.
            FEIN 13-3799946
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
 ----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------  ----------------------------------------
CUSIP No. 217510205                                Page 4 of 8
--------------------------------------  ----------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            David E. Shaw
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
 ----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP, and DESCO LLC, collectively, the "Reporting Persons") and amends the Schedule 13D filed on February 14, 2005 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed by the Reporting Persons on February 18, 2005 (the "Amendment No. 1", together with the Initial Schedule 13D, this "Schedule 13D"). This Amendment No. 2 relates to the common stock, par value $0.001 per share ("Common Stock"), of Copper Mountain Networks, Inc., a Delaware corporation (the "Company"). This Amendment No. 2 is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not defined in this Amendment No. 2 shall have the meaning ascribed thereto in the Initial Schedule 13D or Amendment No. 1.

Item 4.  Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following paragraph to the end thereof:

     On June 1, 2005, the merger (the "Merger") contemplated by the agreement and plan of merger and reorganization, dated as of February 11, 2005, by and among the Company, Tut Systems, Inc. (the "Acquirer") and Wolf Acquisition Corp, a wholly owned subsidiary of the Acquirer, was completed. As a result of the completion of the Merger, the Reporting Persons do not beneficially own any shares of Common Stock of the Company. Each of the outstanding shares of the Company beneficially owned by the Reporting Persons immediately prior to the effective time of the Merger (the "Shares") were converted into 0.3264 shares of common stock of the Acquirer, equal to 258,197 shares of common stock of the Acquirer valued at $2.98 per share.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following paragraphs:

     (a) As a result of the Merger, the Reporting Persons do not beneficially own any Shares.

     (b) As a result of the Merger, the Reporting Persons do not have shared or sole voting or dispositive power with respect to any of the Shares.

     (c) The disclosure pursuant to Item 4 of this Schedule 13D is incorporated herein by reference.

     (d) Not applicable.

     (e) As a result of the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the total amount of outstanding shares of Common Stock of the Company on June 1, 2005.

Item 7.  Material to be Filed as Exhibits.

         1. Powers of Attorney, granted by David E. Shaw in favor of Julius Gaudio, dated February 24, 2004 (incorporated by reference as Exhibit 99.1 to Amendment No. 1, filed on February 18, 2005).

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 7, 2005

                                       D. E. Shaw Laminar Portfolios, L.L.C.

                                       By: D. E. Shaw & Co., L.L.C., as managing
                                                 member

                                             By: /s/ Julius Gaudio
                                                 -------------------------------
                                                  Julius Gaudio
                                                  Managing Director



                                       D. E. Shaw & Co., L.P.

                                       By: /s/ Julius Gaudio
                                          --------------------------------------
                                               Julius Gaudio
                                               Managing Director


                                       D. E. Shaw & Co., L.L.C.

                                       By: /s/ Julius Gaudio
                                           -------------------------------------
                                               Julius Gaudio
                                               Managing Director


                                       David E. Shaw

                                       By: /s/ Julius Gaudio
                                           -------------------------------------
                                               Julius Gaudio
                                               Attorney-in-Fact for
                                               David E. Shaw